UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 22, 2026, GDEV Inc. (NASDAQ: GDEV) (the “Company”) notified the holders of its outstanding public warrants and its outstanding private warrants (together, the “warrants”) that, pursuant to their terms, the warrants will expire as at 5:00 p.m., New York City time, on August 26, 2026. The warrants were issued pursuant to the warrant agreement, dated as of August 5, 2020, by and between Kismet Acquisition One Corp. (“Kismet”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), which warrant agreement was assigned and assumed by the Company pursuant to an assignment, assumption and amendment agreement, dated as of August 25, 2021, by and among Kismet, the Company and the Warrant Agent. Every ten (10) warrants entitle the holder thereof to purchase one ordinary share of the Company, no par value per share, at an exercise price of $115.00 per ordinary share. The warrants are currently out of the money.

The Company’s public warrants (CUSIP: G6529J 118) are listed on the Nasdaq Global Market under the symbol “GDEVW.” Upon their expiration, the public warrants will cease to trade and will be delisted from the Nasdaq Global Market.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-280580 and File No. 333-282062) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

GDEV Inc.

By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer